AMENDMENT PB 5/26

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04019601

SECURITIE[S AND EXCHANGE COMMI]SSION
Washington, D.C.

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CM 5/26

RECD S.E.C. MAY 1 3 2004 535

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49713

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

BEST AVAILABLE COPY

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2003 (MM/DD/YY) AND ENDING DECEMBER 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PARKER FINANCIAL CORP.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

25 Smith St, Suite 201
(No. and Street)

NANUET, N.Y. 10954
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

PATRICK WALKER 845-627-1004
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BREINER + BODIAN, LLP.
(Name – *if individual, state last, first, middle name*)

425 BROAD HOLLOW ROAD, Suite 416, Melville, New York 11747
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 27 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Patrick Walker, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Parker Financial Corp., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

DOMINIQUE A. OWENS
Notary Public, State of New York
Qualified in Orange County
Reg. No. 01OW6052288
Commission Expires December 11, 2006

Dominique A. Owens
Notary Public

Patrick Walker
Signature

General Principal
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PARKER FINANCIAL CORP.

FINANCIAL STATEMENTS and SUPPLEMENTARY INFORMATION

YEAR ENDED DECEMBER 31, 2003

TABLE OF CONTENTS

425 Broad Hollow Road, Suite 416
Melville, New York 11747
(631) 249-3900

To the Board of Directors of
Parker Financial Corp
Nanuet, New York

Gentlemen:

We have audited the balance sheet of Parker Financial Corp. as of December 31, 2003 and the related statements of income, retained earnings, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material aspects, the financial position of Parker Financial Corp. as of December 31, 2003 and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles and the rules of the Securities and Exchanges Commission.

Also, we have examined the supplementary schedules on pages 7 and 8 and in our opinion they present fairly in all material aspects the information included therein in conformity with the rules of the Securities and Exchange Commission.

Very truly yours,

Breiner & Bodian, CPA's

BREINER & BODIAN, LLP
Certified Public Accountants

Melville, New York
April 29, 2004

PARKER FINANCIAL CORP

BALANCE SHEET

DECEMBER 31, 2003

ASSETS

Current Assets:	
Cash	$ 1,023
Due from Broker -	65,421
	66,444
Fixed Assets:	44,998
Accumulated Amortization	44,998
	-
Other Assets:	
Securities	3,000
Organization Costs	1,140
	4,140
	$ 70,584

LIABILITIES and STOCKHOLDERS' EQUITY

Current Liabilities:	
Accrued Expenses	$ 16,265
Stockholders' Equity:	
Common Stock at Par Value, 100 Shares Issued	100
Additional Paid in Capital	1,226,312
Retained Earnings	(1,057,093)
Treasury Stock	(115,000)
	54,319
	$ 70,584

"See Accompanying Notes and Accountants' Report"

STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2003

Revenue:	
Commission Income	$ 135,394
Interest Income	841
Errors	3,365
Rent Income	6,800
Other Income	13,598
	159,998
Expenses:	
Clearing Fees	24,342
Regulatory Fees	16,465
Consulting	52,320
Communication	46,432
Commissions	113,917
Margin Interest	13
Professional Fees	9,300
Office	12,757
Rent	26,781
Insurance	9,519
Miscellaneous	5,183
Travel and Entertainment	2,293
Taxes and Licenses	2,339
Amortization	2,880
Deprecation	5,963
	330,504
Net (Loss)	(170,506)
Deficit: Beginning of Year	(886,587)
Deficit: End of Year	$(1,057,093)

"See Accompanying Notes and Accountants' Report"

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2003

Cash Flows from Operating Activities:	
Net (Loss)	$(170,506)
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and Amortization	8,843
Increase in Due form Broker	(60,343)
Increase in Accrued Expenses	13,765
Net cash provided by(used for) operating activities	(208,241)
Cash Flows from Financing Activities:	
Additional paid in capital	171,559
Net cash provided by financing activities	171,559
Net Decrease in Cash	(36,682)
Cash Balance Beginning	37,705
Cash Balance Ending	$ 1,023

"See Accompanying Notes and Accountants' Report"

STATEMENT OF CHANGES IN EQUITY

YEAR ENDED DECEMBER 31, 2003

	Common Stock	Additional Paid in Capital	Deficit	Treasury Stock
Beginning Balance	100	$1,054,753	$ (886,587)	$(115,000)
Capital Contribution		171,559		
Net (Loss)	-	-	(170,506)	-
Ending Balance	100	$1,226,312	$(1,057,093)	$(115,000)

"See Accompanying Notes and Accountants' Report"

PARKER FINANCIAL CORP.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2003

NOTE 1 - **ORGANIZATION**

Parker Financial Corp. (The Company), a Delaware corporation, is a broker-dealer registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc.. The company acts as an introducing broker and is engaged in proprietary trading of securities. All transactions for its customers are cleared through and carried by a New York Stock Exchange member firm on a fully disclosed basis.

Securities are valued at market value. Transactions in securities and related revenues and expenses are recorded on a trade date basis.

Fixed assets are depreciated over their estimated useful lives using the straight-line method.

NOTE 2 - **CONTINGENT LIABILITIES**:

Under an agreement with its clearing broker the Company is contingently liable for:

-A customer's failure to make payment to the clearing broker when due or to deliver securities sold for the account of the broker or the broker's customer.

-Failures of a customer of the company to meet any margin call or any maintenance call.

-The purchase of customers, until actual and complete payment has been received by the clearing broker.

NOTE 3 - **NET CAPITAL REQUIREMENTS**

As a broker-dealer and member organization of the NASD, the Company is subject to the Uniform Net Capital Rule 15c3-1 of the SEC. The rule requires the Company to maintain minimum net capital, as defined, of 6 2/3% of aggregate indebtedness, as defined, or $5,000, whichever is greater. At December 31, 2003, the Company had net capital of $45,179, in excess of its requirement of $5,000.

NOTE 5 - **COMMITMENT**:

The Company has an agreement to lease office space under an operating lease expiring on December 31, 2003.

One Year	$30,348.00

SUPPLEMENTARY INFORMATION

PARKER FINANCIAL CORP.

SUPPLEMENTARY INFORMATION

YEAR ENDED DECEMBER 31, 2003

Computation of Net Capital:

1.	Total Ownership Equity	$ 54,319
2.	Less: Ownership Equity not allowed for Net Capital	4,140
		50,179
3.	Less: Haircuts on Securities	-
4.	Net Capital	$ 50,179

Computation of Basic Net Capital Requirement

1.	Minimum Net Capital Required - 6 2/3% Aggregate Indebtedness)	$ 1,084
2.	Minimum Dollar Net Capital	5,000
3.	Net Capital Requirement	5,000
4.	Net Capital	50,179
5.	Excess Net Capital	$ 45,179

Computation of Aggregate Indebtedness

6.	Total Liabilities	$ 16,265
7.	Non Aggregate Indebtedness	-
		$ 16,265

"See Accompanying Notes and Accountants' Report"

PARKER FINANCIAL CORP.

RECONCILIATION OF NET CAPITAL

YEAR ENDED DECEMBER 31, 2003

Audited Net Capital	$ 50,179
Net Capital per Focus Part IIA	65,062
Difference	$ 14,883
Accruals	$ 14,983
Due from Clearing Broker	(100)
Total	$ 14,883

"See Accompanying Notes and Accountants' Report"

		quick books	quick books	quick books	quick books	total quick books	per focus	per audit		
Income										
All Other			10,000	51,731	73,663	135,394	137,110	135,394		
Other revenue				6,370	18,180	24,550	24,505	24,604		
Total			10,000	58,101	91,843	159,944	161,615	159,998		
Expenses										
Salaries				9,200	21,500	30,700	16,000			
Other Employee		8,000	13,300	42,401	57,715	121,416	73,101	52,320		
Comm Paid to BD		3,800	10,000	6,314	13,578	33,692	16,168	113,917		
Interest Expense							13	13		
Regulatory		3,225	2,900	5,590	4,750	16,465	2,750	16,465		
Other		22,162	16,767	37,111	49,735	125,775	380,638	147,789	232,849	
Total	514,697	37,187	42,967	100,616	147,278	328,048	488,670	330,504	158,166	
									-169,210	difference in bringing over last year retained earnings
									-11,044	
Net Income		-37,187	-32,967	-42,515	-55,435	-168,104	-327,055	-170,506	14,983	accruals
									3,939	Still Unaccounted for